Brian S. North 215 665 3828 brian.north@bipc.com	Two Liberty Place, Suite 3200 Philadelphia, PA 19102-2555 T 215 665 8700 F 215 665 8760 www.buchananingersoll.com

October 8, 2009

VIA EDGAR TRANSMISSION

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Mail Stop 4561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Soko Fitness & Spa Group, Inc.
Amendment No. 3 to Form S-1
Filed July 15, 2009
File No. 333-151563
Amendment No. 2 to Form 10-K for the
Fiscal Year Ended May 31, 2008
Filed July 30, 2009
Amendment No. 2 to Form 10-Q for the
Fiscal Quarter Ended February 28, 2009
Filed July 30, 2009
Amendment No. 1 to Form 10-Q for the
Fiscal Quarter Ended November 30, 2008
Filed February 17, 2009
Amendment No. 1 to Form 10-Q for the
Fiscal Quarter Ended August 31, 2008
Filed February 17, 2009
File No. 333-132429

Dear Mr. Owings:

On behalf of SOKO Fitness & Spa Group, Inc. (the "Company"), we respond as follows to the Staff’s comment letter, dated August 12, 2009, to the above-captioned filings of the Company.  Page references in our responses correspond to the present version of the respective filings, copies of which have been marked to note the changes from the filing made on July 14, 2009 (however, the page references to the section headings taken from the Staff’s comment letter refer to the original pagination).  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company's response to each comment immediately thereafter.

Amendment No. 3 to Registration Statement on Form S-1

General

Securities and Exchange Commission
October 8, 2009

1.
We reviewed your response to comment one in our letter dated March 18, 2009 and reissue this comment in part.  Please explain to us the discrepancies between your disclosure in your registration statement and the investor presentation at the ICR XChange Conference at the St. Regis Monarch Beach Resort filed with your Current Report on Form 8-K on January 15, 2009.  For example, on the "Company Snapshot" slide, we note that you show diluted earnings per share for fiscal year 2008 of $0.36 yet your financial statements reflect that this number was $0.44 per share.  This slide also reflects weighted average shares of 14.5 million yet your financial statements reflect that this number was 11,903,589.  These are only examples.  Please explain these and any other discrepancies between your presentation and the disclosure in your registration statement.

The disclosures in the investor presentation at the ICR XChange Conference at the St. Regis Monarch Beach Resort filed with the Company's Current Report on Form 8-K on January 15, 2009 reflect the Company's financial information as of January 15, 2009, the time the disclosure was made.  Due to deficiencies existing in the Company’s disclosure controls and procedures, the Company had to restate its financial information after the ICR XChange Conference. As a result of the restatement, the disclosures in the Company's registration statement have changed from the one in the presentation made at the ICR XChange Conference.  Management has been taking actions to mitigate those deficiencies and to ensure timely and effective reporting of information in the future.

2.	Please revise your registration statement to provide current information and consistent disclosure. Although not intended as an exhaustive list, we note the following in this regard:

•	At the bottom of page 22, you state that you are developing a website that you hope to have operational by March 2009.

•
In the first paragraph under the heading "Business" on page 32, you state that you "currently maintain more than 12,000 fitness memberships and 18,000 beauty and spa memberships" but as noted in comment 10 below and the disclosure referenced in that comment, it appears that more current information regarding your fitness memberships and number of beauty salons and spa guests is available.

•	In the last paragraph under the heading "Key Characteristics" on page 35, you state that "[a]s of November 30, 2008, corporate clients contributed approximately 2.7% to [your] total revenue."

•	Under the heading "Employees" on page 37, you provide employee data as of January 15, 2009.

Please revise your registration statement so that these and any other similar statements are current as of the time of the filing of your next amendment and consistent.

Securities and Exchange Commission
October 8, 2009

The Company has revised its disclosures throughout the registration statement to make its disclosures as current as of the time of the filling as information is available to the Company.

3.
We reviewed your response to comment two in our letter dated March 18, 2009 and reissue this comment.  Please revise your table of contents to include all main section headings included in your prospectus.  Although not intended as an exhaustive list, we note that you do not include in your table of contents headings for the following sections:  Forward-Looking Statements, Business, Management, Legal Matters and Where You Can Find More Information.  Refer to Item 502(a) of Regulation S-K.

The table of contents has been revised by the Company to include the section headings "Forward-Looking Statements", "Business, Management", "Legal Matters" and "Where You Can Find More Information" as well as any other section heading required by Item 502(a) of Regulation S-K.

Prospectus Summary, page 5 The Offering, page 8

4.
We note that you revised the common stock to be outstanding after the offering from "[u]p to 19,000,000" to "[u]p to 19,160,000."  Please tell us why you revised this number.  To the extent that options or warrants have been exercised, please also revise throughout your registration statement the number of shares currently outstanding to give effect to these exercises.

The increase by 160,000 shares results from an incorrect disclosure. It was a reference to warrants to purchase 160,000 shares of common stock which are not included in the offering.  The Company has accordingly revised this disclosure,

Risk Factors, page 8

Risk Related to Ownership of our Common Stock, page 13

We may issue additional shares of our capital stock or debt securities to raise..., page 13

5.
We note that you revised the number of shares of common stock reserved for issuance upon the exercise of outstanding stock options from 50,000 to 110,000. Please revise your disclosure in Item 15, and elsewhere in your registration statement as appropriate, to reflect the grant of an additional 60,000 stock options and file any stock option agreements to the extent required.  Refer to Item 15 of Form S-1 and Items 601(b) and 701 of Regulation S-K.

Securities and Exchange Commission
October 8, 2009

The Company does not have an option plan. However, on March 2, 2009, the Board of Directors of the Company authorized the issuance of stock options for 60,000 shares of the Company's common stock to its three independent directors (each option was for 20,000 shares of the Company's common stock). The options granted to two of the directors vest over a three year period, with 20% vesting on the grant date and 40% vesting on the first and second anniversaries of the grant date. These options are exercisable for three years from the date of grant, provided that the directors remain associated with the Company during the period. The option granted to the third director was fully vested on the grant date and is exercisable for three years from the date of grant, regardless of continued association with the Company. The fair value of stock options granted was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions: Expected life 3 years, expected volatility 100%, dividend yield 0%, risk free interest rate 1.28% and the exercise price of $1.47. The fair value of the 60,000 options was $53,945 at the grant date.

The Company has revised its disclosure in Item 15, and elsewhere in its registration statement as appropriate, to reflect the grant of the additional 60,000 stock options.

Management's Discussion and Analysis of Financial Condition and Results ..., page 17

6.
We reviewed your response to comment eight in our letter dated March 18, 2009 and reissue this comment in part.  For your disclosure noted below, please provide copies of the sources you reference, including a transcript of the relevant portion of the China Business Guide program on China Central Television, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus.  Please include with your submission of these materials any necessary supporting schedules setting forth your analysis of the source material.

•	"According to a report on China Business Guide, a program on China Central Television, the average people in Beijing spend more than $100 for fitness every year."

•	"In comparison, in the USA, according to the IHRS statistics, approximately 16% of the population are members of a fitness club."

•	"According to the National Bureau of Statistics of China, the first quarter of 2009, urban residents' disposable income rose 11.2%."

In addition, please provide support for the following statements in your prospectus:

•	"...which is equal to the number of fitness clubs in New York, Chicago and Miami alone" set forth under this heading; and

Securities and Exchange Commission
October 8, 2009

•	"...many new clubs leave the market after one or two years" set forth under this heading; and

•	Your statement in the prospectus summary under the heading "Business" on page 6 that you "are the largest multi-facility salon, spa, fitness and yoga center operator in Northeast China."

If any of these statements is based upon management's belief, please indicate that this is the case and include an explanation for the basis of the belief.  Alternatively, if the information is based upon reports or articles, please cite the source in your disclosure and, as indicated above, please provide copies of the source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus.

The Company has deleted its disclosures referring to the China Business Guide, a program on China Central Television as it is unable to produce an English language transcript of the program.  It also deleted its reference to the IHRS statistics, the National Bureau of Statistics of China and the comparison to the number of fitness clubs in New York, Chicago and Miami, as it is unable to produce copies of the respective reports without incurring substantial additional costs.

The statement that "many new clubs leave the market after one or two years" is based on the Company's own market research.  The statement that the Company is the largest multi-facility salon, spa, fitness and yoga center operator in Northeast China is based on the Company's own market research and its analysis of the 2008 China Fitness Club Industry Report published by the Asian Academy for Sports and Fitness Professionals on November 30, 2008.  The Company has revised its disclosure in the registration statement to reflect that the statements are based on its market research and its analysis of the 2008 China Fitness Club Industry Report. The Company has furnished a copy of the relevant pages of the 2008 China Fitness Club Industry Report as an attachment to this letter, appropriately marked to highlight the sections relied upon and cross referenced to its registration statement.

7.	We reviewed the 2007 AASFP China Fitness Club Industry Report attached to your letter dated July 15, 2009 and have the following comments:

•
It appears that the AASFP has published the 2008 China Fitness Club Industry Report early this year.  Please refer to this link: http://www.aasfp.com/hk/HKCMS/upload/newsletter/38/voll5_01.pdf.  If true, please update your registration statement based on the more recent report or tell us why it is not appropriate to do so.

•
In updating your registration statement, please explain in more detail your statement at the end of the first paragraph on page 18 that "[b]ased on the statistics provided in the 2007 AASFP Report, in Harbin and Shenyang, SOKO's area of operation, SOKO currently has market shares of approximately 16% and approximately 6.5%, respectively."  It reaching this conclusion, it appears that you divided your 8,000 members in Harbin by the total number of members in Harbin as published in the report, or 49,500, and you divided your 5,000 members in Shenyang by the total number of members in Shenyang as published in the report, or 61,500.  If you divide the total number of members in Harbin and Shenyang published in the AASFP report by the number of clubs in each region as published in the AASFP report, the average number of members per club for Harbin and Shenyang is 1,367 and 1,179, respectively, as compared to your 8,000 and 5,000 members, respectively.  Thus, it appears that either your clubs have significantly larger numbers of members than the average number of members in the remaining 41 clubs in Harbin and the remaining 44 clubs in Shenyang or the methodology you use to determine your number of members as compared to that utilized by the AASFP differs.  Please revise or advise.

Securities and Exchange Commission
October 8, 2009

The Company has replaced any information in its registration statement derived from the 2007 China Fitness Club Industry Report published by the Asian Academy for Sports and Fitness Professionals on November 30, 2007 with information derived from the 2008 China Fitness Club Industry Report published by the Asian Academy for Sports and Fitness Professionals on November 30, 2008.  The Company has furnished a copy of the relevant pages of the 2008 China Fitness Club Industry Report as an attachment to this letter, appropriately marked to highlight the sections relied upon and cross referenced to its registration statement.

It is correct that the number of members per Company fitness center is significantly larger than the average number of members in the fitness clubs of other market participants.  However, for calculating its market share, the Company does not compare the size of its fitness centers to the average number of members per fitness club in Harbin and Shenyang.  The Company calculates its market share in Harbin and Shenyang purely by calculating the number of its members in the respective city as a percentage of the total number of members in fitness clubs in such city published in the 2008 China Fitness Club Industry Report.

8.
We were unable to locate the 2008 China Beauty Industry Annual Report that you disclose is available at this link: http://www.chinaccm.com/48/4808/480804/news/20080625/150732.asp.  Please provide an English copy of this report, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus.  Please include with your submission of these materials any necessary supporting schedules setting forth your analysis of the source material.

The Company has deleted its disclosures referring to the 2008 China Beauty Industry Annual Report as the link is not active any more and the Company is unable to produce an English language transcript of the program. The Company now cites in its registration statement, as an English language transcript translated by the Company, certain paragraphs of the 2009-2012 Investment Analysis and Prospective Projection Report on China Beauty and Spa Market, which is publicly available only in Chinese and can be found on the internet under http://service.ocn.com.cn/rpts/fw/meirong.htm. The Company has furnished a copy of the relevant paragraphs of the Chinese version of the 2009-2012 Investment Analysis and Prospective Projection Report on China Beauty and Spa Market cited in a translated form in its registration statement as an attachment to this letter, appropriately marked to highlight such paragraphs.

Securities and Exchange Commission
October 8, 2009

Plan of Operation and Financing Needs, page 19

9.
We reviewed your response to comment nine in our letter dated March 18, 2009 and your revised disclosure in the last paragraph on page 20.  In this response and the revised disclosure on page 20, you refer to the patrons of your spas as guests or customers yet your disclosure in the penultimate paragraph on page 6 under the heading "Business" and in the first paragraph under the heading "Our Business" on page 17 refers to your "approximately 19,000 beauty and spa memberships."  To avoid confusion, please revise your disclose to consistently refer throughout your registration statement to your 19,000 beauty salon and spa customers or guests and not memberships.

The Company has revised its disclosures in the registration statement and it now refers to its beauty salon and spa customers throughout the registration statement as clients and to the customers of its fitness centers as members.

10.
You disclose in the last paragraph on page 20 and elsewhere in your registration statement that "[a]t the end of 2008, [you] had approximately 13,000 members at [your] fitness centers and approximately 19,000 customers at [your] beauty salons and spas."  The new table you added at the bottom of page 20 seems to suggest that these numbers are as of February 28, 2009.  Please revise or advise.

The Company has revised its disclosures in the registration statement to clarify that the number of members it has at its three fitness centers (approximately 13,000 members in total) and that the number of clients it serves annually in its nine beauty salons and spas (approximately 19,500 clients) are calculated as of May 31, 2009.

11.
We reviewed the new table you added at the bottom of page 20.  Please explain to us why the numbers do not seem to flow from year to year.  For example, we do not understand how the number of old memberships renewed at May 31, 2008 is greater than the number of fitness memberships at May 31, 2007.  If this results from membership terms that are less than one year, please provide appropriate footnote disclosure to this table.

The Company has revised the table on page 20 and elsewhere in the registration statement and inserted appropriate footnote disclosure to explain the table where necessary.

Financing Needs, page 23

12.
We reviewed your response to comment 12 in our letter dated March 18, 2009.  We note your disclosure under this heading regarding your loans with Shanghai Pudong Development Bank.  Please disclose the amount, interest rate and any other material terms of these loans under this heading.  To the extent material, please also file complete copies of these agreements, including all exhibits, annexes or schedules thereto, as exhibits to your registration statement.

Securities and Exchange Commission
October 8, 2009

The Company has revised its disclosures under the heading "Financing Needs" on page 23 to include information about the outstanding amounts and interest rate of the loans.  The loans are on very basic terms and have no other material terms.  As they not deemed to be material by the Company, no complete copies of the loan agreements, or any of the exhibits, annexes or schedules thereto, are filed by the Company as exhibits to the registration statement.

13.
You state under this heading that you have used the proceeds from these loans "for renovating existing facilities."  In the penultimate paragraph under the heading "Liquidity and Capital Resources" on page 29, you disclose that "all renovations and constructions except the construction of the new Da Qing facility have been completed," "the construction of Da Qing is expected to be completed in December 2009" and "the funds for the construction as well as the lease payments during the construction period come from the existing short-term facilities as well as from [your] cash flow generated by [your] ongoing operations."  Please revise your disclosure under the heading "Financing Needs" to clarify that the proceeds were used not only for the renovation of existing facilities but also for the construction of your new facility so that it is consistent with your disclosure under the heading "Liquidity and Capital Resources."

The Company has revised its disclosures under the heading "Financing Needs"to clarify that the proceeds were used not only for the renovation of existing facilities but also for the construction of the new facility so that its disclosure under the heading "Financing Needs"is consistent with its disclosure under the heading "Liquidity and Capital Resources."

Capital Expenditures, page 28

14.
We reviewed your responses to comments 15 and 16 in our letter dated March 18, 2009.  Under this heading you refer only to the acquisitions of Lea Spa and Yoga Wave but elsewhere in your registration statement you also refer to your acquisition of Yoga Wave II completed on May 31, 2009.  Please revise under this heading to also disclose information regarding your acquisition of Yoga Wave II.  In addition, please also disclose the source of funds for your Yoga Wave II acquisition in the table on page 29.

The Company has revised its disclosures under the heading "Capital Expenditures" to disclose information regarding its acquisition of Yoga Wave II.  It also revised the table on page 29 of the registration statement in order to disclose the source of funds for the Yoga Wave II acquisition.

Business, page 32  Property, page 37

15.
We reviewed your response to comment 20 in our letter dated March 18, 2009.  Please reconcile the name listed in number 12 under this heading with the information in the "Legal Name of Entity" and "Commercial Name" columns in your chart on page 6 and elsewhere in your registration statement.

The Company has reconciled the name listed in number 12 under the heading "Property" with the information in the "Legal Name of Entity" and "Commercial Name" columns in its chart on page 42 and elsewhere in its registration statement.

Securities and Exchange Commission
October 8, 2009

Security Ownership of Certain Beneficial Owners and Management, page 42

16.	Please tell us how you calculated the total number of shares held by all directors and executive officers as a group.

The total number of shares held by all directors and executive officers as a group is calculated by adding the number of shares held by the Company's named executives and directors Tong Liu (8,960,000 shares), Xia Yu (40,000 shares), Yang Chen (4,000 shares), Gideon E. Kory (53,333 shares) and Su Zhang (4,000 shares) totaling 9,061,333 shares, which represents 53.3% of 17,000,000 shares of Company common stock currently outstanding. Due to a calculation error the total number of shares held by the Company's named executives and directors was previously erroneously stated as 9,046,333 shares.  The Company has revised its table on page 46 to correct the calculation error.

Audited Financial Statements

Notes to Consolidated Financial Statements, page F-6

Note 1. Description of Business and Organization, page F-6

17.
You state in your response to comment 23 in our letter dated March 18, 2009 that the shares issued to advisors related to services provided in connection with the share exchange and the private placement.  In addition, we note your disclosure in Note 14 that certain expenses of advisors paid in cash related to the share exchange.  Please tell us the value of services provided by advisors that related to the share exchange and your basis in GAAP for classifying those expenses as a cost of the offering as opposed to an operating expense.  In addition, your disclosure still states that the shares issued to advisors related to services provided in connection with the share exchange.  Please revise your disclosure throughout the filing to clarify that services provided by the advisors included services related to the share exchange and the private offering.

.
The Company mistakenly disclosed in its previous filings that all of the 1,275,000 shares issued to advisors were issued in connection with the share exchange.  Only 765,000 shares of the 1,275,000 shares issued to advisors were issued in connection with the share exchange. The remaining 510,000 shares issued to advisors were issued in connection with the private placement. Following its discussion with the Staff, the Company determined to treat the share exchange and the private placement as separate transactions.

The total consideration paid to advisors for their services in connection with the share exchange was the sum of (1) the fair market value of the 765,000 shares issued to advisors for structuring the share exchange, plus (2) $56,000 (40%) of the $140,000 in legal expenses incurred in connection with the share exchange and the private placement, plus (3) $20,000 paid to E-Tech International, Inc. as a retainer for structuring the share exchange.  The total consideration paid to advisors for their services in connection with the private placement was the sum of (1) the fair market value of the 510,000 shares issued to advisors for structuring the private placement plus (2) the fair market value of the warrants to purchase up to 160,000 shares issued to E-Tech Securities, Inc. for structuring the private placement, plus (3) $84,000 (60%) of the $140,000 in legal expenses incurred in connection with the share exchange and the private placement, plus (4) $170,000 paid to E-Tech Securities, Inc. (30,000 paid as a retainer and $140,000 paid as a success fee) for structuring the private placement and (5) $27,500 paid to the escrow agent and the transfer agent in connection with the private placement.

As the shares and warrants issued to the advisors were issued at the same time when the Company issued the two million shares of common stock and the warrants to purchase up to two million shares of common stock to the investors of the private placement, the Company concluded that the shares and warrants issued to the advisors and the shares and warrants issued to the investors were issued at the same fair market value.  By using the Proportional Method to allocate the aggregate fair market value of shares and warrants issued to the investors, the Company computed that the effective fair market value of each share issued to the investors and advisors was $0.63 and the effective fair market value of each warrant issued to the investors and advisors was $0.37.

Based on the guidance of SFAS 141(R),, the Company's computations of the value of the services provided by advisors that related to the share exchange are as follows:

(1)	$481,950 (the fair market value ($0.63) of the 765,000 shares issued to advisors for structuring the share exchange);

(2)	$56,000 (40% of the $140,000 legal fees incurred in connection with the share exchange and the private placement); and

(3)	$20,000 (paid in cash to E-Tech International, Inc. as a retainer for structuring the share exchange);

resulting in a total value of the service provided by advisors in connection with the share exchange of $557,950.

The Company's computations of the value of the services provided by advisors that related to the private placement are as follows:

(1)	$321,300 (the fair market value ($0.63) of the 510,000 shares issued to advisors for structuring the private placement);

(2)	$59,200 (the fair market value ($0.37) of the 160,000 shares underlying the warrants issued to E-Tech Securities, Inc. for structuring the private placement);

(3)	$84,000 (60% of the legal fees incurred in connection with the share exchange and the private placement);

(4)	$170,000 (paid in cash to E-Tech Securities, Inc. for structuring the private placement); and

(5)	$27,500 (paid in cash to the escrow agent and transfer agent in connection with the private placement);

resulting in a total value of the service provided by advisors in connection with the private placement of $662,000.

The Company has restated its financial statements and revised its disclosure in the registration statement to clarify that services provided by the advisors included services related to the share exchange and the private offering.

Securities and Exchange Commission
October 8, 2009

18.
We reviewed your response to comment 26 in our letter dated March 18, 2009 and the revisions to your disclosure.  In addition, we note the disclosure in Note 14 that the $625,000 payment to the original shareholders was treated as a reduction of proceeds from the private placement.  Please tell us the nature and/or purpose of the cash payment and the parties who received the payment.  In addition, tell us your basis in GAAP for recording the payment as a reduction of the proceeds from the private placement.

The $625,000 was a part of the total $700,000 cash payments made to  original shareholders. The remaining $75,000 were paid from other corporate funds.

Of the total $700,000 cash payments, an amount of  $300,000 ($225,000 from the proceeds received in the private placement and $75,000 from other corporate funds) was paid to Mr. Husain as a consulting fee  under the consulting agreement disclosed, inter alia, on page 7 and filed as Exhibit 10.7 to the registration statement. The remaining amount of $400,000 was provided by the Company to Mr. Tong Liu in a separate transaction for the purchase of the 2,575,000 shares from original shareholders of the Company, which shares were then immediately returned by Mr. Tong Liu to the Company for cancellation.  We refer to our comment at the end of this letter immediately following our response to the Staff's comment 31 for a more detailed summary of the forgoing share purchase transaction. The Company has revised the disclosure on in Note 14 and throughout the registration statement in response to the Staff's comment.

The Company also has restated its financial statements for the year ended May 31, 2008 to record the payment of $300,000 to Mr. Husain as consulting expenses to be recognized for the period of six months based on the Agreement. The amount of $400,000 provided to Mr. Tong Liu was treated as a part of the equity transaction because the payment was made for the benefit of the Company, not any individual shareholder.

Note 6. Property Plant and Equipment, net, page F-12

19.
In light of your significant construction activity, please disclose your interest capitalization policy.  Also disclose the total amount of interest cost incurred during each year and the amount thereof that has been capitalized.  Refer to SFAS 34.

The  Company has revised the disclosure in Note 2 to the financial statements included in  the registration statement to clearly state the interest capitalization policy and amount  and will do so in all its future filings.

Note 9. Goodwill, page F-12

20.
We reviewed your response to comment 30 in our letter dated March 18, 2009.  With regard to your acquisition of Letian (Yoga Wave), please provide us with your calculations of the test required by Rule 8-04(b)(3) of Regulation S-X using your equity in income(loss) from continuing operations of Letian (Yoga Wave) compared to your income from continuing operations before income taxes for the most recently completed fiscal year. Since Letian (Yoga Wave) had a loss for the relevant period, you should use the absolute values for the purposes of computing the test.  In addition, please confirm to us that your tests of conditions in Rule 8- 04(b) of Regulation S-X were computed using amounts determined in accordance with U.S. GAAP for both entities.  Finally, please provide us with your computations for each of the significant subsidiary tests required by Rule 8-04(b) of Regulation S-X using U.S. dollars.

The Company's computations are as follows:

Securities and Exchange Commission
October 8, 2009

1)
Investment in Yoga Wave of $1,568,299 (RMB12,000,000, exchange rate 7.6516) divided by the total consolidated assets of $8,398,911(RMB64,265,107,exchange rate 7.6516 on May 31, 2007) at the Company’s most recently completed fiscal year 5/31/2007, equals 18.67%, which is lower than the threshold of 20%.

2)
The Company’s proportionate share of the total assets of Yoga Wave was $844,689 (51% of $1,656,253, RMB12,672,989, exchange rate 7.6516) as of acquisition date 3/1/2008, divided by the total consolidated assets of the Company of $8,398,911(RMB64,264,107, exchange rate 7.6516), yields 10.07%.

3)
Yoga Wave was incorporated in November 2007, as of acquisition date 3/1/2009, there is a loss of $247,158(RMB 1,939,308, Average exchange rate 7.8464), the company’s equity in loss was 51% of $247,158, equals $ 126,051 in absolute value, divided by the company’s consolidated net income for the most recently completed fiscal year $3,019,560 (RMB 23,692,700,Exchange rate 7.8464), yields 4.17%

None of the above calculations exceed 20%.  Therefore, the Company concluded  that there was no need for the audited financial statements of Yoga Wave.

The Company also computed the significant subsidiary test for Lea Spa as follows:

1)
Investment in Lea Spa of $1,152,737 (RMB8,000,000, exchange rate 6.94) divided by the total consolidated assets of  $ 21,315,772 (exchange rate 6.94) at the Company’s most recently completed fiscal year 5/31/2008, equals 5.41%, which is lower than the threshold of 20%.

2)
The Company’s proportionate share of the total assets of Lea Spa was $444,008 (100% of RMB3,081,415,exchange rate 6.94) as of acquisition date 7/1/2008, divided by the total consolidated assets of the Company of $ 21,315,772 (exchange rate 6.94), yields 2%.

3)	Lea Spa had no income or loss as of acquisition date.

None of the criteria exceed 20%, therefore, the Company also determined that there was no need for the audited financial statements of Lea Spa

21.
We reviewed your response to comment 31 in our letter dated March 18, 2009.  You state that you revised your disclosure in the financial statements and throughout your prospectus to clearly attribute the valuation of the assets and liabilities of Letian (Yoga Wave) to management giving consideration to the valuation services provided by the independent third party.  However, we note that the disclosure in Note 9 still attributes the valuation to an independent third party.  As such, we believe that you should either name the third party expert and file the consent required by Item 601(b)(23) of Regulation S-K or revise your disclosures throughout the filing where you refer to independent third parties as previously requested.  Refer to Question 141.02 of our Compliance and Disclosure Interpretations of the Securities Act Sections available at http://www.sec.govidivisions/corpfin/guidance/sasinterp.htm and Rule 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

The Company has revised the disclosures throughout the registration statement where the Company refers to independent third parties to clearly attribute the valuation of the assets and liabilities of Yoga Wave to management giving consideration to the valuation services provided by the independent third party.

Securities and Exchange Commission
October 8, 2009

Note 10. Taxes, page F-13

22.	We reviewed your response to comment 33 in our letter dated March 18, 2009. As previously requested, please provide the disclosures required by paragraph 44.d. of SFAS 109.

The Company believes that for the financial statement periods disclosed in the registration statement a determination of the deferred tax liability on the undistributed earnings in foreign subsidiaries is not material. For future financial periods, the Company will include a disclosure required by SFAS 109 in its future filings to clearly state that the Company intends to invest undistributed earnings in foreign subsidiaries indefinitely and these undistributed earnings are essentially permanent in duration.

23.	Please tell us why the book and tax bases of your Chinese assets and liabilities do not give rise to any deferred tax assets and liabilities which should be recorded in your financial statements.

The majority of the Company’s revenues are derived from Queen Group, its variable interest entity, which consists of a number of sole proprietorship business entities. These entities generally pay a fixed tax determined annually by the local tax authorities.  No matter how much these entities make in profits, they only pay a flat income tax. The Company does not generate any temporary differences in its Chinese subsidiaries or its variable interest entities under the current tax system. All of the Company’s recorded deferred revenues are derived from these entities. The Company did not consider these deferred revenues to give rise to any deferred tax assets because they are considered permanent differences under a fixed-tax system.

Note 17. Commitments and Contingencies, page F-17

24.
You state in your response to comment 40 in our letter dated March 18, 2009 that you believe your indemnifications and/or guarantees are not in the scope of FIN 45 because they are by and between parties within the consolidated group.  While you are not subject to the initial recognition and initial measurement provisions of FIN 45, pursuant to paragraphs 7.f. and g. it appears you may be subject to the disclosure requirements and should provide the information required by paragraph 13 of FIN 45.  Please either provide the disclosures or explain to us in more detail why you believe the disclosure is not required.

 The Company has revised the disclosure to clearly state that “Mege Union agrees to, whenever necessary, act as the guarantor for Queen Group, its variable interest entities, in all contracts, agreements or transactions in connection with Queen Group’s operation between Queen Group and any third party, to provide full guarantee for the performance of such contracts, agreements or transactions by Queen Group. In return, Queen Group agrees to pledge all of its assets, including accounts receivable, to Mege Union. As of May 31, 2009, Mege Union has not provided any guarantee to any third party on behalf of Queen Group. Therefore, the Company is currently not exposed to any guarantor’s obligations under this guarantee arrangement."

Securities and Exchange Commission
October 8, 2009

Unaudited Financial Statements

Condensed Consolidated Statements of Income, page F-22

25.
Please tell us the nature of the items included in other expenses for the three and nine months ended February 28, 2009.  Given the significant change between periods, please disclose the reasons for changes in the management's discussion and analysis of financial condition and results of operations or tell us why it is not appropriate to do so.

Other expenses consisted of investor liquidated damage penalty, donation and other miscellaneous expenses. The liquidated damage penalty of $200,000 was accrued for failure to effect the registration statement by the agreed-upon deadline.

As the Company has replaced its unaudited financial statements for the three and nine months periods that ended February 28, 2009 in the registration statement with the audited financial statements for the business year that ended on May 31, 2009, in order to address the Staff's comment, it clarified the nature and change of other expenses in the MD&A section for business year that ended May 31, 2009.

Notes to Condensed Consolidated Financial Statements, page F-6

Note 19. Restatement, page F-35

26.
Please label the financial statements for the three and nine months ended February 28, 2008 as restated and revise to disclose the nature and effects of the restatement for the interim periods of fiscal 2008.

The Company has replaced its unaudited financial statements for the three and nine months periods that ended February 28, 2009 in the registration statement with the audited financial statements for the business year that ended on May 31, 2009.  In all future filings, in case of restatement, the Company will label the financial statements as “Restated” as well as include disclosure about the nature and effects of the restatement.

Item 17. Undertakings, page 11-3

27.	We reviewed your response to comment 47 in our letter dated March 18, 2009 and reissue this comment. Please include the undertaking required by Item 512(h) of Regulation S-K.

The Company has revised its disclosures in Item 17. Undertakings, page 11-3 and included the undertaking required by Item 512(h) of Regulation S-K.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended May 31, 2008 General

Securities and Exchange Commission
October 8, 2009

28.	Please address the comments above to the extent applicable. Item 9A. Controls and Procedures, page 29

The Company is amending its Annual Report on Form 10-K/A for the fiscal year ended May 31, 2008 to respond to the Staff's comments.

29.
As previously requested in comment 49 in our letter dated March 18, 2009, please include the statement required by Item 308T(a)(4) of Regulation S-K in future annual report filings including amendments of such annual reports.

The Company will include the statement required by Item 308T(a)(4) of Regulation S-K in the amendment to its Annual Report on Form 10-K/A for the fiscal year ended May 31, 2008 and, to the extent Item 308T(a)(4) of Regulation S-K applies, in future annual report filings and amendments.

Amendment No. 2 to Form 10-Q for the Fiscal Quarter Ended February 28, 2009

Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended November 30, 2008 and

Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended August 31, 2008

General

30.
Please address the comments above to the extent applicable.  For the quarters ended November 30, 2008 and August 31, 2008, please also address the previously issued comments in our letter dated March 18, 2009.

The Company will, to the extent required by the Staff, amend each of its Quarterly Reports on Form 10-Q, as amended, for the quarters ended August 31, 2008, November 30, 2008 and February 28, 2009 and its Annual Report on Form 10-K, as amended, for the year ended May 31, 2008.

Item 4(T). Controls and Procedures

31.
We reviewed your response to comment 51 in our letter dated March 18, 2009 and the disclosure included in your Form 10-Q/A for the fiscal quarter ended February 28, 2009 filed July 30, 2009.  The disclosure included in your Form 10-Q/A filed July 30, 2009 did not include the conclusions of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures.  As previously indicated, the conclusions of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures should specifically state whether disclosure controls and procedures were effective or ineffective as of the end of the period covered by the report.  Disclosures regarding the existence and nature of the significant deficiencies should be separately provided when management concludes that disclosure controls and procedures are ineffective.  Please refer to Item 307 of Regulation S-K and revise your disclosure as previously requested

The Company is amending its Report Form 10-Q/A for the fiscal quarter ended February 28, 2009 to respond to the Staff's comments.

Securities and Exchange Commission
October 8, 2009

As mentioned in our response to the Staff's comment 18, the Company determined that a revision was required to the description of the share exchange transaction.  The correct structure of, and number of shares issued in, the share exchange transaction is as follows:

On April 11, 2008 (the “Closing Date”), SOKO entered into a Share Exchange Agreement with Wealthlink and the Wealthlink Shareholders pursuant to which the Company issued 13,300,000 shares of common stock of the Company to the Wealthlink Shareholders, including Mr. Tong Liu, our current Chairman of the Board and Chief Executive Officer, in exchange for all of the outstanding shares of common stock of Wealthlink and a cash payment of $300,000 by Wealthlink to the Company. Concurrently with the share exchange, the Company provided $400,000 to Mr. Tong Liu to purchase 1,000,000 shares of common stock from Mr. Husain, then director of the Company, and an aggregate of 1,575,000 shares of common stock from certain other original shareholders of the Company with the understanding that Mr. Tong Liu would immediately return these 2,575,000 shares to the Company for cancellation.  Following the purchase of these 2,575,000 shares by Mr. Tong Liu on the Closing Date, Mr. Tong Liu immediately returned them to the Company as agreed for cancellation.

The Company has revised its disclosures throughout the registration statement to provide for disclosure of the correct structure of, and number of shares issued in, the share exchange transaction.

* * *

Securities and Exchange Commission
October 8, 2009

If you or others have any questions or would like additional information, please feel free to contact me at 215-665-3828.

Very truly yours,

/s/ Brian S. North
Brian S. North

cc:  Mr. Tong Liu, Chief Executive Officer

China Fitness Club Industry Report 2008
中国健身俱乐部调查报告 AASFP

定义 Definitions

Fitness/ Health Clubs

A fitness/ health club is an organization that benefits from providing fitness services to the public. A fitness club should provide a good environment, professional facilities and trainers who are able to provide scientifically-based instructions to enhance a client's physical health through sports and fitness. This report focuses on fitness clubs in different cities that have professional fitness instructors (including Yoga and Pilates instructors).

Franchised Clubs

Franchised Clubs are commercial clubs which operate under a franchising operation structure. A franchised club operates according to the business model stated in the agreement signed with the Franchisor. The franchised clubs sell and provide services based on the franchisor's set operation theory, a corporate identity system and management system.

Independent Clubs

Independent Clubs are commercial clubs which operate independently and have the freedom to run and market the club in their own way.

Community Gyms

Community Gyms provide fitness services within an area that improve people's living standard at their leisure time. They are sometimes facilities of select residencies (Commercial fitness chains in the community are not included under this definition).

Hotel Clubs

Hotel Clubs are run within the premises of hotels. They provide fitness services to hotel guests as part of their luxurious facilities (Commercial fitness chains within the hotel clubs are not included under this definition).

Other Clubs

Other Clubs are all clubs that do not fit the 4 definitions provided above. These include clubs either run by the government, schools and self-financed enterprises.

Members

The person who is holding a valid membership of a fitness club during the survey.

Membership Penetration Rate

The proportion of fitness club members to the local population.

Floor Instructors

Floor instructors are fitness instructors who do not work as Personal Trainers.

Other Staff

Other Staff comprises of personnel excluding floor instructors, personal trainers and group exercise instructors but inclusive of management, accounting and sales personnel.

7

2008 China Fitness Club Industry Report
AASFP 中国健身俱乐部调查报告

China Fitness Industry Overview

中国健身行业调查概况

健身俱乐部总数* Total Number of Fitness Clubs*

See page 18 of S-1/4

2008
2,770
2007
2,524

2008	2007	增长率 Growth Rate (%)
2,770	2,524	↑9.75

会员总数 Total Number of Members

2008
3,381,493
2007
2,831,340

2008	2007	增长率 Growth Rate (%)
3,381,493	2,831,340	↑19.43

会员比率（%） Membership Penetration Rate(%)

2008
0.87
2007
0.76

2008	2007	增长率 Growth Rate (%)
0.87	0.76	↑14.47

从业人员总数 Total Number of Staff

2008
66,690
2007
53,516

2008	2007	增长率 Growth Rate (%)
66,690	53,516	↑24.62

8

China Fitness Club Industry Report 2008
中国健身俱乐部调查报告 AASFP
China Fitness Industry Overview

中国健身行业调查概况

普通教练总数 Total Number of Floor Instructors

2008
7,333
2007
7,229

2008	2007	增长率 Growth Rate (%)
7,333	7,229	↑1.44

私教总数 Total Number of Personal Trainers

2008
9,722
2007
6,850

2008	2007	增长率 Growth Rate (%)
9,722	6,850	↑41.93

团体操教练总数 Total Number of Group Exercise Instructors

2008
16,890
2007
15,143

2008	2007	增长率 Growth Rate (%)
16,890	15,143	↑11.54

* 以61座主要城市为基准计算，下同。
* Data is based on 61 major cities, similarly hereinafter.

9

2008 China Fitness Club Industry Report
AASFP 中国健身俱乐部调查报告

China Fitness Clubs' Statistics

中国城市健身俱乐部数目统计

Ranking 2008 (2007)	City	2007	2008	Variation	Population (ten thousands) *	No. of Fitness Clubs / Population (ten thousands)
1 (1)	Hong Kong	512	532	↑ 20	700.89	0.759
2 (2)	Beijing	390	442	↑ 52	1,695	0.261
3 (3)	Shanghai	256	300	↑ 44	1,888.46	0.159
4 (4)	Wuhan	65	73	↑ 8	891	0.082
5 (8)	Changsha	54	66	↑ 12	652.92	0.101
6 (7)	Hangzhou	56	64	↑ 8	796.6	0.080
7 (6)	Guangzhou	60	62	↑ 2	1,005	0.062
8 (5)	Shenzhen	64	61	3 ↓	861.55	0.071
9 (9)	Chongqing	51	57	↑ 6	2,839	0.020
10 (10)	Qingdao	49	56	↑ 7	838.67	0.067
11 (11)	Dalian	48	51	↑ 3	608	0.084
12 (16)	Jinan	43	49	↑ 6	642.25	0.076
12 (19)	Nanjing	38	49	↑ 11	741.3	0.066
14 (11)	Chengdu	48	47	1 ↓	1,257.9	0.037
14 (12)	Shenyang	45	47	↑ 2	709.8	0.066
16 (13)	Tianjing	45	46	↑ 1	1,115	0.041
16 (18)	Xian	40	46	↑ 6	830.54	0.055
18 (15)	Kunming	44	43	1 ↓	619.33	0.069
18 (17)	Harbin	42	43	↑ 1	989.9	0.043
20 (20)	Zhengzhou	37	37	0	735.6	0.050
21 (22)	Fuzhou	29	35	↑ 6	676	0.052
22 (24)	Suzhou	26	31	↑ 5	752.9	0.041
23 (27)	Changchun	25	29	↑ 4	745.9	0.039
24 (23)	Urumchi	28	28	0	236.05	0.119
24 (24)	Wenzhou	26	28	↑ 2	799.8	0.035
26 (24)	Yantai	26	27	↑ 1	663.57	0.041
26 (28)	Hefei	24	27	↑ 3	478.9	0.056
28 (30)	Nanning	23	26	↑ 3	683.51	0.038
29 (21)	Shijiazhuang	31	24	7 ↓	955.05	0.025
30 (28)	Guiyang	24	23	1 ↓	387.77	0.059
30 (31)	Nanchang	21	23	↑ 2	461.52	0.050
30 (32)	Xiamen	19	23	↑ 4	243	0.095
33 (34)	Taiyuan	18	19	↑ 1	345.71	0.055
34 (32)	Lanzhou	19	17	2 ↓	329.43	0.052

See page 18 of S-1/4 (Shenyang)

See page 18 of S-1/4 (Harbin)

12

China Fitness Club Industry Report 2008
中国健身俱乐部调查报告 AASFP

中国城市健身俱乐部数目统计

China Fitness Clubs' Statistics

Ranking 2008 (2007)	City	2007	2008	Variation	Population (ten thousands)*	No. of Fitness Clubs / Population (ten thousands)
34 (35)	Haikou	17	17	0	179.45	0.095
36 (40)	Hohhot	10	15	↑ 5	258	0.058
36 (40)	Jingzhou	10	15	↑ 5	642.26	0.023
38 (38)	Changzhou	12	14	↑ 2	440.71	0.032
38 (38)	Baoding	12	14	↑ 2	1,106.1	0.013
40 (36)	Daqing	14	13	1 ↓	273.4	0.048
40 (37)	Guilin	13	13	0	504.62	0.026
42 (42)	Baotou	9	11	↑ 2	249.6	0.044
42 (49)	Jilin	6	11	↑ 5	430.4	0.026
44 (42)	Wuhu	9	10	↑ 1	230.46	0.043
44 (44)	Luoyang	8	10	↑ 2	650.45	0.015
44 (45)	Yinchuan	7	10	↑ 3	144.7	0.069
47 (45)	Nanchong	7	8	↑ 1	733.96	0.011
47 (45)	Datong	7	8	↑ 1	315.97	0.025
47 (45)	Xining	7	8	↑ 1	217.79	0.037
47 (49)	Sanya	6	8	↑ 2	55	0.145
51 (51)	Yueyang	5	6	↑ 1	540.26	0.011
51 (-)	Zunyi	4	6	↑ 2	749.68	0.008
53 (51)	Linfen	5	5	0	417.2	0.012
53 (51)	Jiujiang	5	5	0	469.15	0.011
53 (54)	Yuncheng	4	5	↑ 1	504.6	0.010
53 (54)	Changzhi	4	5	↑ 1	326.93	0.015
53 (54)	Baoji	4	5	↑ 1	375.87	0.013
53 (54)	Lhasa	4	5	↑ 1	54.05	0.093
59 (54)	Dunhuang	4	4	0	14	0.286
59 (54)	Kuitun	4	4	0	26	0.154
59 (60)	Qujing	3	4	↑ 1	603.04	0.007

* Data comes from Cities Economic and Social Development Statistics Report.

Report as on	Nov. 30th, 2008
No. of Cities	61
Total No. of Fitness Clubs	2,770

13

2008 China Fitness Club Industry Report
AASFP 中国健身俱乐部调查报告

City Name 城市名称	大连 Dalian	济南 Jinan	南京 Nanjing
城市概况 City Overview			
面积（平方公里）Area (km^2)	12,574	8,177	6,598
人口（万人）Population (ten thousands)	608	642.25	741.3
会员数 Total Number of Members	67,500	41,250	42,000
会员比率（%）Membership Penetration Rate（%）	1.11	0.64	0.57
健身俱乐部类型 Club Types			
总数 Total	51	49	49
连锁型 Franchised Clubs	27	34	23
非连锁型 Independent Clubs	21	11	15
社区会所 Community Gyms	0	3	1
饭店/酒店附属 Hotel Clubs	3	1	7
其它 Other Clubs	0	0	3
健身俱乐部规模 Club Size			
超大型 Mega（> 3,000 m^2）	17	8	6
大型 Large（1,501-3,000 m^2）	15	6	10
中型 Medium（500-1,500 m^2）	7	16	9
小型 Small（<500 m^2）	12	19	24
体适能行业从业人员概况 Staff Distribution			
总人数 Total	1,245	749	1,018
普通教练 Floor Instructors	199	87	160
私教 Personal Trainers	223	79	98
团体操教练 Group Exercise Instructors	240	206	221
其他人员 Other Staff	583	377	539
提供私教服务的健身俱乐部（%）Personal Training Service in Fitness Clubs（%）	68.6	36.7	32.7

34

China Fitness Club Industry Report 2008
中国健身俱乐部调查报告 AASFP

See page 18 of S-1/4

成都 Chengdu	沈阳 Shenyang	天津 Tianjing	西安 Xian	昆明 Kunming
12,312	12,942	11,305	9,983	21,501
1,257.90	709.8	1,115	830.54	619.33
51,000	59,500	62,000	74,250	59,250
0.41	0.84	0.56	0.89	0.96
47	47	46	46	43
26	22	31	23	20
18	17	11	19	22
1	0	0	1	0
1	7	2	0	0
1	1	2	3	1
3	12	5	15	6
14	15	19	10	16
20	14	16	15	16
10	6	6	6	5
1,393	1,165	1,150	1,543	1,238
104	86	103	186	158
253	200	117	196	119
420	354	389	408	312
616	525	541	753	649
74.5	72.3	87.0	82.6	62.8

35

2008 China Fitness Club Industry Report
AASFP 中国健身俱乐部调查报告

See page 18 of S-1/4

City Name 城市名称	哈尔滨 Harbin	郑州 Zhengzhou	福州 Fuzhou
城市概况 City Overview			
面积（平方公里）Area (km^2)	53,796	7,446.20	11,968
人口（万人）Population (ten thousands)	989.9	735.6	676
会员数 Total Number of Members	50,250	48,250	28,750
会员比率（%）Membership Penetration Rate（%）	0.51	0.66	0.43
健身俱乐部类型 Club Types			
总数 Total	43	37	35
连锁型 Franchised Clubs	32	20	18
非连锁型 Independent Clubs	11	16	12
社区会所 Community Gyms	0	0	0
饭店/酒店附属 Hotel Clubs	0	0	5
其它 Other Clubs	0	1	0
健身俱乐部规模 Club Size			
超大型 Mega（> 3,000 m^2）	12	8	5
大型 Large（1,501-3,000 m^2）	6	13	6
中型 Medium（500-1,500 m^2）	13	15	7
小型 Small（<500 m^2）	12	1	17
体适能行业从业人员概况 Staff Distribution			
总人数 Total	906	1,656	692
普通教练 Floor Instructors	123	68	76
私教 Personal Trainers	138	275	110
团体操教练 Group Exercise Instructors	309	660	146
其他人员 Other Staff	336	653	360
提供私教服务的健身俱乐部（%）Personal Training Service in Fitness Clubs（%）	51.2	78.4	60.0

36

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2009-2012年中国美容市场投资分析及前景预测报告

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【报告名称】 2009-2012年中国美容市场投资分析及前景预测报告(上中下卷)
【关 键 词】 美容
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内容简介：

国内美容行业从20世纪八十年代中期起步发展至今已经二十多个年头，这一时期以来，美容行业经历了从初级阶段的摸索性成长到中级阶段的思考性发展。市场规模从小到大，从业人员由少到多，生产企业和专业美容化妆品品牌已经一大批地涌现。中国美容产业实际上已经形成包括美容、美发、化妆品、美容器械、教育培训、专业媒体、专业会展和市场营销等八大领域的综合服务流通产业。

到2007年，全国约有200万家各类美容美发机构，3200余家化妆品生产企业，其中2100家在广东省，600余家美容美发培训机构，形成了约2600亿元人民币的美容美发服务产值和约960亿元人民币的化妆品产值。行业年发展速度平均呈30%以上的增长态势，而上游企业的销售每年以50%以上的增长率迅猛发展。

2008年，金融危机给全球美容业带来了彻骨的寒冷，导致大多数主要依赖欧美市场的化妆品公司销售业绩下滑。不过，中国市场却"风景这边独好"。2008年中国美容市场以23.8%的速度高歌猛进，实现工业总产值近3200亿元，行业利润以37.9%的速度增长，在各行业中保持了最高的增长率，市场容量逐年放大。全国美容业从业人员总数约1120万人，是第三产业中就业人数最多的行业。

到2008年，中国的美容美发化妆品需求量已超过日韩，居亚洲第一，而在世界仅次于美国、法国，排名第

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http://service.ocn.com.cn/rpts/fw/meirong.htm 9/21/2009